Mail Stop 3561

August 9, 2005

Joel R. Jacks, Chairman and Chief Executive Officer
Federal Services Acquisition Corporation
900 Third Avenue, 33rd Floor
New York, New York 10022-4775

> **RE:** **Federal Services Acquisition Corporation**
> **Registration Statement on Form S-1**
> **File No. 333-132220**
> **Amendment Filed: July 29, 2005**

Dear Mr. Jacks:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file, as correspondence on EDGAR, your letter of July 27, 2005 supplementally responding to our prior comment no. 5.

2. In comment no. 8 of our letter of June 14, 2005, we asked you to provide the basis for management's belief regarding the numerousness of "attractive" acquisition

Mr. Joel R. Jacks
Federal Services Acquisition Corp
August 9, 2005
Page - 2 -

opportunities in the federal services and defense industries. In so responding, you informed us in your letter of June 23, 2005, filed in connection with Amendment No. 1, that "CMEP has been approached periodically in the past (prior to the initial filing of the Registration Statement) by investment bankers and other people in the industry to consider acquiring companies in the industry in deals with values in excess of $95 million but, due to the amount of capital available to CMEP, it has declined to do so." You further advised us that it was "as a result of these inquiries," in addition to other factors, that management believed "there are opportunities to acquire business at over $95 million in the federal services industry." In light of your response, we asked, in our prior comment no. 5, for disclosure addressing the dates of these discussions, the nature and substance of the discussions, and the companies and/or acquisitions that may have been discussed. In responding, we note that you have added disclosure that indicates that neither you nor anyone on your behalf has "had any preliminary contact or discussion with any representative of any other company regarding the possibility of a business combination between us and such other company." Refer to disclosure on page 2. In addition, in an effort to provide clarification, you tell us in your letter of July 25, 2005 that "CMEP from time to time receives calls from . . . brokers, investment bankers and other intermediaries concerning possible investment and acquisition opportunities." You state that these calls, which you characterize as "cold" in nature, did not lead the principals of CMEP to organize Federal Services Acquisition Corp or pursue this initial public offering and that the "$95 million amount was not selected in response to any calls received by CMEP."

Please explain the apparent inconsistencies in the information you have provided regarding the nature and substance of the calls/inquiries/discussions you have had concerning potential acquisitions and the impact these calls/inquires/discussions have had on your desire and ability to pursue potential business combinations in the federal services and defense industries with a value in excess of $95 million. If it is your position that these calls/inquiries/discussions played no role in management's belief regarding the numerousness of attractive acquisition candidates, then further explain why the company's methodology, as set forth in your response to comment no. 28 of our June 14, 2005 letter, will consist of "notifying the various bankers and industry personnel with which the [c]ompany's management has dealt in the past" that the company is interested in pursuing deals in excess of $95 million. To the extent these calls/inquiries/discussions did have an impact on management's belief regarding its ability to consummate a combination with a value in excess of $95 million, please disclose the dates of these discussions, the participants, and the nature and substance of the communications. Refer to Instruction 6 of Item 504 of Regulation S-K. Finally, in light of the fact that you have advised us that you have received calls, which you characterize as informal and inconsequential, from brokers, investment bankers, and other intermediaries, please explain why you continue to disclose that you "have not had any discussions, formal or otherwise" with respect to a business combination. Refer for example to disclosure on pages 8, 30 and 35. We may have further comment.

3. We note your response to our prior comment 10. Explain why you do not believe the company's "subjective determination" regarding "attractive" acquisition opportunities "is not appropriate to be included in a Registration Statement on which the public will rely." In this regard, explain whether your use of the term "subjective determination" is intended to mean anything other than the conclusions that management has made regarding its ability to consummate a deal. If it is not, then the conclusions and/or determinations that management has made regarding "attractive" combination opportunities is material information and ought to be disclosed. Revise or advise.

Certain Relationships and Related Transactions, page 47

4. We note your revisions to our prior comment 4. Although you disclose that you will not effect your "initial business combination" with the referenced entities, clarify whether management intends to involve one of the portfolio companies, or other affiliated entities, in a deal that has multiple stages.

5. Disclosure on page 48 indicates that "in order to minimize potential conflicts of interest that may arise from multiple affiliations of our officers and directors, each of them has agreed, until the earliest of our initial business combination, our liquidation or such time as he ceases to be an officer or director of ours, to present to us for our sole consideration, prior to presentation to any other entity, any business opportunity with a potential transaction value in excess of $95 million which may reasonably be required to be presented to us under Delaware law . . . ." We do not understand where the conflict of interest arises and how the $95 million limitation will minimize such a conflict in light of your response to our prior comment no. 8 of our letter of June 14, 2005 where you indicate that "because of the amount of capital available to CMEP" it has declined to pursue deals with values in excess of $95 million. If CMEP has historically declined to pursue transactions in the federal services industry with deal values in excess of $95 million because of the amount of capital available to it, then it does not appear as though a conflict of interest is generated by the fact that management will be pursuing deals that CMEP is not capable of pursuing due to capital limitations. In this regard, we refer you to your response to our prior comment 11 where you tell us that the leveraged buyout funds managed CMLS Management and CM Equity Management are either fully invested or almost fully invested. Please advise.

Exhibits

6. Please file validly executed versions of the appropriate exhibits.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc. Gerald Adler, Esq. (*by facsimile*)
    212-698-3599